Michael S. Turner 617.570.1163 mturner@ goodwinprocter.com	Goodwin Procter llp Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231
March 3, 2006
Via EDGAR and By Hand
Mr. Jay Mumford
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Eagle Test Systems, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed February 21, 2006 File No. 333-130521
Dear Mr. Mumford:
     This letter is submitted on behalf of Eagle Test Systems, Inc. (“Eagle Test” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) as amended by Amendment No. 4 filed on February 21, 2006 (“Amendment No. 4”), as set forth in your letter dated March 1, 2006 to Mr. Leonard Foxman (the “Comment Letter”). The Company is concurrently filing Pre-Effective Amendment No. 5 to the Registration Statement (“Amendment No. 5”) for the purpose of filing with the Commission certain exhibits to the Registration Statement.
     For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto. The responses provided herein are based upon information provided to Goodwin Procter llp by the Company.
     In addition to submitting this letter via EDGAR, simultaneously herewith we are delivering four (4) copies of Amendment No. 5 (marked to show changes from Amendment No. 4).

U.S. Securities and Exchange Commission
March 3, 2006

Fee Table
     Comment No. 1:
     We note that you have registered an amount in excess of the offering. Please revise the fee table to remove any implication that the excess remains unregistered.
     Response to Comment No. 1:
     In connection with the original filing of the Registration Statement on December 20, 2005, the Company estimated a “Proposed Maximum Aggregate Offering Price” of $115,000,000 for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act. In connection with the filing of Amendment No. 5, the Company has revised the “Calculation of Registration Fee” table pursuant to Rule 457(a) of the Securities Act, and increased the “Proposed Maximum Aggregate Offering Price” to $119,600,000, which represents the aggregate number of shares that may be sold pursuant to the offering (7,475,000) times the high end of the proposed price range ($16.00).
Exhibit 5.1
     Comment No. 2:
     We note your response to our comment 4; however, it is unclear why you would not obtain your opinion after the shares are authorized. It appears that you are shifting a significant risk of share authorization to investors without full disclosure in your document about the nature and effect of this risk. It is also unclear why it is appropriate to shift this risk to investors.
     Response to Comment No. 2:
     In response to the Staff’s comment, Company counsel has revised the legality opinion to be filed as Exhibit 5.1 to the Registration Statement, and removed the assumption of the filing of the Company’s Amended and Restated Certificate of Incorporation and stated that the Company Shares and the Selling Stockholder Shares have been duly authorized. The Company has taken the necessary corporate actions to authorize these Shares.
     The opinion now states that “[b]ased on the foregoing, we are of the opinion that: (i) the Company Shares have been duly authorized and, upon issuance and delivery against payment therefor in accordance with the terms of the Underwriting Agreement, such Company Shares will be validly issued, fully paid and non-assessable; and (ii) the Selling Stockholder Shares have been duly authorized and validly issued, and are fully paid and non-assessable. In connection with the filing of Amendment No. 5, the Company has filed the legality opinion as Exhibit 5.1.

U.S. Securities and Exchange Commission
March 3, 2006

Signatures
     Comment No. 3
     As a reminder, please ensure that the Delaware corporation signs the registration statement before the effective date of the registration statement.
     Response to Comment No. 3:
     In response to the Staff’s comment, the Company supplementally advises the Staff that the Company reincorporated into the State of Delaware on March 1, 2005 and accordingly Amendment No. 5 was signed by the Delaware corporation. The Company has revised the cover page of the Registration Statement to reflect that the Company is now a Delaware corporation.
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     If you have any questions or require additional information, please contact the undersigned at (617) 570-1163 or John R. LeClaire at (617) 570-1144.

Sincerely,
/s/ Michael S. Turner
Michael S. Turner

cc:	Leonard Foxman, Chief Executive Officer
Theodore Foxman, Chief Operating Officer
Stephen J. Hawrysz, Chief Financial Officer
   Eagle Test Systems, Inc.
John R. LeClaire, Esq.
Shachar Hadar, Esq.
Goodwin Procter llp